December 14, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (303) 861-0934

David W. Honeyfield
Senior Vice President – Chief Financial Officer
St. Mary Land & Exploration Company
1776 Lincoln Street, Suite 700
Denver, Colorado 80203

> **Re:** **St. Mary Land & Exploration Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2007**
> **File No. 001-31539**

Dear Mr. Honeyfield:

　　We have reviewed your response letter dated September 19, 2007 and have the following comment. Please respond to our comment by December 28, 2007, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Net Profits Interest Bonus Plan, page 14

1.　　You note that the Compensation Committee may adjust the participation percentages assigned to the individuals identified in your response and that this may result in an individual being assigned a zero participation percentage. Please discuss the circumstances in which the Compensation Committee may decide to make upward or downward adjustments to the percentage of participation, and specify whether the participation percentage of any of the named executive officers has been adjusted.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor